

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Alan D. Martin
President and Chief Executive Officer
IF Bancorp, Inc.
201 East Cherry Street
Watseka, Illinois 60970

     Re: IF Bancorp, Inc.
             Registration Statement on Form S-1
             Filed March 16, 2011
             File No. 333-172843

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Inside Cover Page

1.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Summary

How We Determined the Offering Range, page 5

2.   Please revise to remove the detailed information that is not necessary to be part of the summary, particularly if the information is contained elsewhere in the prospectus, such as the table identifying the peer group that is also contained on page 128. Include cross references in this section as well as throughout the summary section where appropriate.

How We Intend to Use the Proceeds From the Offering, page 10

3.   Please amend this section to provide the information if you sell the midpoint of the offering range rather than the adjusted maximum.

Risk Factors

Because we intend to continue to originate commercial real estate…, page 17

4.   Please revise to clarify the extent to which you expect the relative proportions of commercial real estate, multi-family and commercial business loans in your loan portfolio.

Market Area, page 64

5.   Please expand your primary market area information to include all material information regarding the population characteristics of the municipalities and counties you serve. For example, disclose the population of the towns and counties where your offices are located, the change in population in the relevant counties during the past 10 years, and provide a basis for the statement that "the Lake of the Ozarks region is becoming an area of permanent residences and a growing retirement community." We note the demographic information in section II.5 of the appraisal report by RP Financial.

6.   Please revise this section to discuss RP Financial's decision to make a "moderate downward adjustment" with regard to the company's market area, as noted on page IV.8 of the appraisal report.

Business of Iroquois Federal Savings and Loan Association, page 63

7.   We note you include several of the disclosures required by ASU No. 2010-20 under various headings throughout this section and MD&A while certain others are included in the footnotes to the financial statements. Please revise to disclose all of the information required by ASU No. 2010-20 in the footnotes to your financial statements.

8.   We note that in some instances you present some of the comparative disclosure requirements of ASU No. 2010-20 for all periods presented, including information from June 30, 2006 to December 31, 2010, and that in other instances you include comparative disclosures for only the interim periods ended December 31, 2010 and December 31, 2009. While ASU No. 2010-20 encourages, but does not require, comparative data for all periods, to the extent comparative data for all periods is reasonably available, please consider revising your document to include it, considering the significant benefit this information provides potential investors and the objective of the ASU.

Allowance for Loan Losses, page 80

9.   Please revise this section as well as the comparative discussion of your Provision for loan
        losses on page 52 to more clearly discuss how the Allowance for loan losses at December
        31, 2010 and Provision for loan losses for the six months ended December 31, 2010
        reflected the increase in nonperforming loans as well as the increase in charge-offs during
        that period. In particular, discuss the changes in the allocation of the allowance to
        residential mortgages in light of the activity in this segment of your portfolio.

Non-performing and Problem Assets, page 75

10.   Please revise this section to include the aggregate amount of loans at December 31, 2010,
        June 30, 2009, June 30, 2008, June 30, 2007 and June 30, 2006 that were neither non-
        performing nor troubled debt restructurings, but that had the loan term extended.

Determination of Share Price and Number of Shares to be Issued, page 126

11.   Please revise this section to disclose in greater detail the criteria used to determine the
        members of the peer group.

Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page F-10

Loans, page F-11

12.   Please revise to disclose your policy for recording payments received on nonaccrual
        financing receivables. Refer to ASC 310-10-50-6(b).

13.   Please revise to clarify how your current disclosures consider the requirements of ASC
        310-10-50-11B(a)(1) as we are unable to locate a related discussion.

14.   Please revise your footnotes as well as other appropriate sections of the document to
        describe your policy for charging off uncollectible financing receivables by loan portfolio
        segment. Refer to ASC 310-10-50-11B(b).

15.   Please revise to specifically disclosure whether or not there were any changes in your
        policies or methodology in the periods presented and include the disclosures required by
        ASC 310-1-50-11B(a)(3) and 11B(d), as appropriate.

16.   Please revise to disclose your policy for determining the past due or delinquency status of
        financing receivables. Refer to ASC 310-10-50-6(e).

17.   Please revise to disclose, for each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c).

18.   Please revise to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-15(b).

Exhibits

19.   Please file all missing exhibits with your next amendment, including signed opinions.

Exhibit 5

20.   Counsel may not limit its opinion to the Maryland General Corporation Law. The opinion should cover the applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations of the State of Maryland.

Exhibit 8.1

21.   We note the statements that the opinion "is rendered for the benefit of the Holding Company…" Opinions may be limited as to purpose but not as to person. Please obtain a revised opinion that deletes this language.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Alan D. Martin
IF Bancorp, Inc.
April 7, 2011
Page 5

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3234 with any other questions.

Sincerely,

Eric Envall
Attorney-Advisor

cc: Lawrence M. F. Spaccasi, Esq.
        Michael J. Brown, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W.
        Suite 780
        Washington, D.C. 20015